Code of Ethics

The Adviser and the Registered Funds have adopted this Code of Ethics (the “Code”), which is intended to satisfy the code of ethics requirements of Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act.

I.	Persons Subject to the Code

The Code applies in its entirety to the following persons (“Covered Persons”), except as otherwise noted below:

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All of the Adviser’s Employees and any other persons (whether or not Employees of the Adviser) who are subject to the Adviser’s supervision and control and provide investment advice on behalf of the Adviser or have access to nonpublic information regarding any Client’s purchase or sale of Securities or nonpublic information regarding the portfolio holdings of any Fund;

●	All of the Adviser’s and the Registered Funds’ partners, officers and directors (or other persons occupying a similar status or performing similar functions);

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Any director, officer, general partner or employee of any company in a control relationship to a Registered Fund or Adviser who, in connection with his or her regular functions or duties, makes, participates in or obtains information regarding the purchase or sale of Securities that are Covered Assets (as defined below) by a Registered Fund or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

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Any natural person in a control relationship to a Registered Fund or the Adviser who obtains information concerning recommendations made to a Registered Fund with regard to the purchase or sale of Securities that are Covered Assets.

II.	General Principles

It is generally improper for the Adviser or Covered Persons to use for their own benefit (or the benefit of anyone other than a Fund) information about the Adviser’s trading or investment recommendations for a Fund or take advantage of investment opportunities that would otherwise be available for a Fund.

In addition, all Covered Persons must comply with applicable U.S. federal securities laws at all times. No Covered Person may, in connection with the purchase or sale, directly or indirectly, by such person of an Asset Held or to be Acquired by the Funds:1

1 An “Asset Held or to be Acquired by the Funds” means (i) any Covered Asset (as defined herein) that, within the most recent 15 days (A) is or has been held by a Fund or (B) is being or has been considered by a Fund or the Adviser for purchase by the Fund and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, such a Covered Asset.

●	Employ any device, scheme or artifice to defraud the Funds;

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Make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading;

●	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Funds; or

●	Engage in any manipulative practice with respect to the Funds.

All Covered Persons are expected to comply with the spirit of the Code, as well as the specific rules contained in the Code. Violations of the Code are taken very seriously and may result in disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of any applicable trade, requiring disgorgement of trading gains, suspending or terminating your employment or any combination of the foregoing.

Improper trading activity can constitute a violation of the Code. But you can also violate the Code by failing to file required reports or by making inaccurate or misleading reports or statements concerning trading activity or accounts. Your conduct can violate the Code even if neither any Fund nor the Adviser is harmed by your conduct.

Covered Persons must promptly report any violation of the Code to the CCO. All reports will be treated with discretion and investigated promptly and appropriately. The CCO will keep records of any violation of the Code and of any action taken as a result of the violation and will keep the Board apprised of material violations of the Code.

If you have any doubt or uncertainty about what the Code requires or permits, you should ask the CCO. Please do not guess at the answer.

III.	Preclearance and Reporting Requirements for Covered Persons[2]

In order to comply with this Code, it is essential that you carefully review this section of the Code and the defined terms below in order to understand what transactions require preclearance and what holdings, accounts and transactions you must report and when you must report them. You should ask the CCO if you have any questions or doubts.

General Definitions

2 For purposes of this Section III, Covered Persons does not include Independent Board Members.

Account Provider means any broker, dealer, exchange or bank.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a typical dividend reinvestment plan and an employee stock purchase plan.

Beneficial Ownership of any Covered Asset or other investment means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in that investment. Beneficial Ownership is a very broad concept.3 Some examples of forms of Beneficial Ownership include:

●	Investments held in a person’s own name or that are held for the person’s benefit in nominee, custodial or “street name” accounts.[4]

●	Investments owned by members of a person’s Family/Household (as defined below) in most cases.

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Investments owned by or for a partnership in which the person is a general partner (whether the ownership is under the name of that partner, another partner or the partnership or through a nominee, custodial or “street name” account).

●	Investments that are being managed for a person’s benefit by an investment adviser, broker, bank, trust company or other manager.

●	Investments in a person’s individual retirement account.

●	Investments in a person’s account in a 401(k) or similar retirement plan.

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Investments owned by a trust of which the person is (i) a beneficiary and has investment control over the assets of the trust or (ii) is the trustee of a trust and his or her family members are beneficiaries of such trust.

3 Nothing in this Code prohibits a Fund from purchasing or selling an investment of which certain persons covered by the Code might be deemed to have Beneficial Ownership.

4 Note that you do not have Beneficial Ownership of holdings in qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code (“529 Plans”) if neither the Adviser nor a control affiliate of the Adviser manages, distributes, markets or underwrites the 529 Plan or the investments and strategies underlying the 529 Plan.

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Investments owned by a corporation, partnership or other entity that the person controls (whether the ownership is under the name of that person, under the name of the entity or through a nominee, custodial or “street name” account).

●	Investments owned by an investment club in which the person participates.

This is not a complete list of the forms of ownership that could constitute Beneficial Ownership for purposes of the Code. If you are unsure whether you have Beneficial Ownership, you should seek guidance from the CCO.

Covered Account means any account with an Account Provider in which any Security (not just those Securities that are Covered Assets) is held (or could be held) for the direct or indirect benefit of you or a member of your Family/Household.

Covered Asset means any Security or derivative thereon, except:

●	Direct obligations of the U.S. Government;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and

●	Shares of open-end investment companies registered under the 1940 Act (other than shares of exchange-traded funds (ETFs) registered as open-end investment companies, which are Covered Assets).

This is a very broad definition. It includes most kinds of investment instruments, including:

●	futures or options on Securities or indexes;

●	investments in all kinds of limited partnerships;

●	investments in foreign unit trusts and foreign mutual funds; and

●	investments in hedge funds and private investment funds (including a Private Fund).

Direct or Indirect Influence or Control includes:

●	Suggesting purchases or sales of investments to the trustee or third-party manager;

●	Directing purchases or sales of investments;

●	Consulting with the trustee or third-party manager as to the particular allocation of investments to be made in the account; and

●	Discussions with the trustee or third-party manager concerning account holdings.

Discussions about broad asset allocations that would not reasonably be expected to result in the purchase or sale of a particular investment and discussions in which a trustee or third-party manager simply summarizes, describes or explains account activity to a Covered Person would not indicate “direct or indirect influence or control.”

Members of your Family/Household include:

●	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).

●	Your children under the age of 18.

●	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

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Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Non-Discretionary Account means a Covered Account over which you (or members of your Family/Household) do not exercise any Direct or Indirect Influence or Control. One example of a Non-Discretionary Account is an account in which investments are held in a “blind trust” or similar arrangement under which a trustee manages funds for the benefit of the account holder who has no knowledge of the specific management actions taken by the trustee and no right to intervene in the trustee’s management.

Security means any note, stock, treasury stock, Security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a Security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any Security (including a certificate of deposit) or on any group or index of Securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “Security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.5

Preclearance Requirements

In order to enter into any transaction in a Covered Asset in which you or a member of your Family/Household will have Beneficial Ownership, you must obtain, in advance of the transaction, preclearance for that transaction through the Adviser’s compliance software. For the avoidance of doubt, preclearance is required for any Covered Person to acquire Beneficial Ownership in any Security in an initial public offering6 or limited offering.7 For purposes of these preclearance requirements, you should assume that any investment transaction that you or members of your Family/Household are considering making is subject to preclearance pursuant to the Code, unless the Code specifically provides that the transaction is not subject to preclearance.

If preclearance is granted, the approval is valid for the day on which it is granted and the immediately following two business days, except in the case of private placements, in which case the approval is valid until the private placement transaction closes (i.e., when the issuer of the privately placed Securities accepts the subscription proceeds), provided, however, the CCO may shorten or lengthen any approval if it is deemed appropriate to do so. After this time has lapsed, you must seek and obtain a new approval if you or members of your Family/Household still wish to effect the transaction. Approval for a given transaction is valid only for the specific transaction for which preclearance was granted. If you or members of your Family/Household wish to transact in a different Covered Asset, in a different quantity or, in the case of a private placement transaction previously approved, a follow-on investment in the same private placement, a separate approval must be obtained. The CCO may revoke a preclearance at any time after it is granted and before you execute the transaction.

The preclearance requirements do not apply to the following categories of transactions in Covered Assets:

●	Transactions in shares of the Registered Funds.

5 For the avoidance of doubt, a Security includes any asset that the issuer or promoter has indicated is a Security, that market participants in the United States commonly treat as a Security or that the SEC has indicated it believes to be a Security (e.g., XRP, PRG token, AirTokens, TON, Kin).

6 Initial public offering means an offering of securities registered under the 1933 Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the 1934 Act.

7 Limited offering means an offering that is exempt from registration under the 1933 Act pursuant to section 4(a)(2) or section 4(a)(5) or pursuant to Rule 504 or Rule 506 under the 1933 Act. The CCO has granted blanket preclearance in respect of investments in Private Funds sponsored by the Adviser or its affiliates where such Private Funds have been made available to Employees. If you are unsure whether blanket preclearance has been granted in respect of a Private Fund, please contact Compliance.

●	Transactions in shares of the Registered Funds.

●	Transactions in shares of closed-end funds that operate as interval funds pursuant to Rule 23c-3 under the 1940 Act.

●	Transactions that occur by operation of law,[8] such as corporate actions.

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Transactions that occur under circumstances in which neither you nor any member of your Family/Household exercises any Direct or Indirect Influence or Control over the account for which such transactions are made. To qualify for this exemption, you must provide a letter from the third-party manager indicating that the manager has sole discretion over the account (a “Non-Discretionary Account Letter”).

●	Purchases of Covered Assets pursuant to an Automatic Investment Plan that has been disclosed to Compliance.

●	Purchases pursuant to the exercise of rights issued pro rata to all holders of any class of Covered Assets and received by a Covered Person from the issuer.

Reporting Requirements9

Initial and Annual Holdings Reports. You are required to disclose via the Adviser’s compliance software (i) all Covered Assets (including, for these purposes, shares of any Registered Fund) in which you or members of your Family/Household have Beneficial Ownership (as further detailed below, “Holdings Disclosures”) and (ii) all Covered Accounts (as further detailed below, “Covered Account Disclosures”) no later than 10 calendar days after you became a Covered Person (the “Initial Holdings Report”).10 At least annually and no later than February 14 of each year, you are required to certify to and update as necessary this information through the Adviser’s compliance software (the “Annual Holdings Report”).11

8 Note that margin liquidations (forced sales of a Security by a broker executed to cover a margin call that the account holder failed to meet with cash) are considered voluntary transactions by the account holder and, therefore, are subject to the preclearance requirements of the Code. (Such transactions are not considered to have occurred by operation of law.)

9 For purposes of this section IV, Covered Persons does not include Independent Board Members.

10 This information must be current as of a date no more than 45 days prior to the date you became a Covered Person.

11 This information must be current as of a date no more than 45 days prior to the date of the Annual Holdings Report.

The Initial Holdings Report and the Annual Holdings Report must indicate the date the report is submitted.12 With respect to a Security, Holdings Disclosures must include the title and type of Security and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares and principal amount. Covered Account Disclosures must include the name of the Account Provider with which you or a member of your Family/Household established the account and the date the account was established.

Following the submission of your Initial Holdings Report, you must promptly report via the Adviser’s compliance software the opening of any new Covered Account.

Quarterly Transaction Reports. Within 30 days of each calendar quarter end, you are required to disclose via the Adviser’s compliance software (a) any transactions in Covered Assets (including for these purposes, shares of the Registered Funds) during the prior calendar quarter in which you or a member of your Family/Household had Beneficial Ownership and (b) any Covered Accounts established during the prior calendar quarter (a “Quarterly Transaction Report”). In order to comply with these requirements:

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For each transaction in a Covered Asset during the previous calendar quarter, you must either (a) provide sufficient account information through the Adviser’s compliance software (and, where necessary, instruct the Account Provider) to establish an electronic data feed through which contemporaneous duplicate copies of all transaction confirmations relating to the relevant Covered Account are sent directly to the Adviser’s compliance software or (b) provide duplicate statements or other transaction documentation relating to the relevant Covered Account and/or Covered Asset through the Adviser’s compliance software within 30 days of each calendar quarter end.[13,14]

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For each Covered Account established during the prior calendar quarter and not already reported through the Adviser’s compliance software, provide Covered Account Disclosures as described above through the Adviser’s compliance software.

For each transaction, transaction information must include the date of the transaction, the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the Covered Asset at which the transaction was effected, the name of the Account Provider with or through which the transaction was effected, and, in the case of a Security, the title and type of Security and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares and principal amount of the Security.

12 Any holdings report submitted through the Adviser’s compliance software will automatically indicate the date of submission.

13 If you hold Registered Fund shares directly through the transfer agent, Compliance will obtain information on your behalf that satisfies the Quarterly Transaction Report requirements.

14 Note that certain Account Providers and most transfer agents do not provide an electronic data feed.

The quarterly transaction reporting requirements do not apply to the following categories of transactions in Covered Assets:

●	Any transactions effected pursuant to an Automatic Investment Plan.[15]

●	Any transactions in Non-Discretionary Accounts. To qualify for this exception, you must provide a Non-Discretionary Account Letter via the Adviser’s compliance software.

Quarterly Certification. Every calendar quarter, you must certify, if applicable, through the Adviser’s compliance software that you and members of your Family/Household have not opened any new Covered Accounts that you have not already disclosed; and that, as far as you and members of your Family/Household know, the information provided to via electronic data feeds to the Adviser’s compliance software, together with any other transaction documentation, is a complete and accurate representation of all transactions in Covered Assets during the most recent calendar quarter.

IV.	Reporting Requirements for Independent Board Members

Independent Board Members are required to submit a Quarterly Transaction Report consistent with the requirements described above only if the Independent Board Member knew or, in the ordinary course of fulfilling his or her official duties as a Board Member of the Registered Funds, should have known that, during the 15-day period immediately before or after the date of a transaction in a Covered Asset, (i) a Fund purchased or sold such Covered Asset or (ii) a Fund or the Adviser considered the purchase or sale of such Covered Asset.

V.	Administration of the Code

The CCO will administer the Code. The CCO has the authority to grant waivers of the provisions of the Code in appropriate instances. However, waivers will be granted only in rare instances and some provisions of the Code that are prescribed by the code of ethics requirements of Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act cannot be waived.

The CCO will receive and review Covered Persons’ Holdings Reports and Quarterly Transaction Reports submitted pursuant to the Code to determine that Covered Persons’ trades are consistent with requirements and restrictions set forth in the Code and do not otherwise indicate any improper trading activities. The CCO will also:

1.	Make available a current copy of the Code, and a copy of any amendment to the Code, to each Covered Person.

2.	Notify each Covered Person who is required to report under this Code of his or her reporting requirements no later than 5 days after the person becomes subject to the Code.

15 Any transaction that overrides the pre-set schedule or allocations of an Automatic Investment Plan must be included in a Quarterly Transaction Report.

3.	Review the terms and provisions of the Code periodically and make amendments as necessary.

4.	Maintain required records pertaining to this Code and its administration.

No less frequently than annually, the Registered Funds and the Adviser shall furnish to the Board, and the Board must consider, a written report that:

(a)

Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

(b)	Certifies that the Registered Funds and the Adviser have adopted procedures reasonably necessary to prevent Covered Persons from violating the Code.

The Board, including a majority of Independent Board Members, shall approve any material changes to the Code no later than six months after adoption of the material change. Before the Board can approve any material changes to the Code, the Registered Funds and the Adviser must provide the Board with the certification described in (B) above.

All Employees who are Covered Persons must provide the CCO with a written acknowledgement electronically on the Adviser’s compliance software evidencing the fact that such person has received and reviewed, and understands, the Code and any amendments hereto. All questions regarding any provision of the Code or its application should be directed to the CCO.

All Employees who are Covered Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) the Registered Funds and the Adviser to comply with all applicable Federal Securities Laws, and (ii) the CCO to discharge her duties under this Code and the compliance policies and procedures of the Funds and the Adviser. The Head of Legal will administer the requirements of the Code with respect to the CCO’s obligation to comply with this Code as an employee of the Adviser.

Last Amended: October 23, 2023